Ur-Energy Inc.

(an Exploration Stage Company)

Headquartered in Littleton, Colorado

Unaudited Interim Consolidated Financial Statements

March 31, 2012

(expressed in Canadian dollars)

Ur-Energy Inc.

(an Exploration Stage Company)

Unaudited Interim Consolidated Balance Sheets

(expressed in Canadian dollars)

	March 31, 2012	December 31, 2011
	$	$

Assets

Current assets
Cash and cash equivalents (note 3)	30,686,038	16,169,479
Short-term investments (note 3)	5,839,238	6,927,523
Marketable securities	18,750	13,125
Amounts receivable	24,894	16,018
Restricted cash (note 4)	287,500	801,836
Prepaid expenses	67,782	107,481

	36,924,202	24,035,462

Restricted cash (note 4)	3,440,515	3,518,347
Mineral properties (note 5)	33,322,511	32,107,341
Capital assets (note 6)	3,896,694	3,534,309
Equity investment (note 7)	2,624,576	2,654,673

	43,284,296	41,814,670

	80,208,498	65,850,132

Liabilities and shareholders' equity

Current liabilities
Accounts payable and accrued liabilities (note 8)	853,164	1,045,236
Asset retirement obligation (note 9)	549,512	561,964

	1,402,676	1,607,200

Shareholders' equity (note 10)
Share Capital
Class A preferred shares, without par value, unlimited shares authorized. No shares issued and outstanding	-	-
Common shares, without par value, unlimited shares authorized. Shares issued and outstanding: 121,062,734 at March 31, 2012 and 106,675,444 at December 31, 2011	177,051,153	160,432,843
Warrants	44,271	44,271
Contributed surplus	13,430,209	13,091,172
Deficit	(111,719,811)	(109,325,354)

	78,805,822	64,242,932

	80,208,498	65,850,132

The accompanying notes are an integral part of these interim consolidated financial statements

Approved by the Board of Directors

(signed) /s/ Jeffery T. Klenda, Director	(signed) /s/ Thomas Parker, Director

Ur-Energy Inc.

(an Exploration Stage Company)

Unaudited Interim Consolidated Statements of Operations, Comprehensive Loss and Deficit

(expressed in Canadian dollars except for share data)

	Three Months	Three Months	March 22, 2004
	Ended	Ended	Through
	March 31, 2012	March 31, 2011	March 31, 2012
	$	$	$

Expenses
Exploration and evaluation	813,378	1,161,327	55,324,476
Development	366,656	754,452	25,137,189
General and administrative	1,836,809	1,906,128	41,572,510
Write-off of mineral properties	-	-	803,336

	(3,016,843)	(3,821,907)	(122,837,511)

Interest income	63,523	71,206	9,641,624
Loss on equity investment (note 7)	(31,824)	(20,096)	(390,052)
Foreign exchange gain (loss)	(385,258)	(784,197)	302,689
Other income (loss)	975,945	(51,380)	1,858,979

Loss before income taxes	(2,394,457)	(4,606,374)	(111,424,271)

Recovery of future income taxes	-	-	(295,540)

Net loss and comprehensive loss for the period	(2,394,457)	(4,606,374)	(111,719,811)

Deficit - Beginning of period	(109,325,354)	(93,068,478)	-

Deficit - End of period	(111,719,811)	(97,674,852)	(111,719,811)

Loss per common share:
Basic and diluted	(0.02)	(0.04)

Weighted average number of common shares outstanding:
Basic and diluted	111,979,033	103,003,110

The accompanying notes are an integral part of these interim consolidated financial statements

Ur-Energy Inc.

(an Exploration Stage Company)

Unaudited Interim Consolidated Statements of Shareholders’ Equity

(expressed in Canadian dollars except for share data)

	Capital Stock			Contributed		Shareholders'
	Shares	Amount	Warrants	Surplus	Deficit	Equity
	#	$	$	$	$	$
Balance, December 31, 2011	103,675,444	160,432,843	44,271	13,091,172	(109,325,354)	64,242,932

Exercise of stock options	16,931	23,872	-	(8,361)	-	15,511
Common shares issued for cash, net of issue costs	17,250,000	16,249,008	-	-	-	16,249,008
Redemption of vested RSUs	120,359	345,430	-	(364,299)	-	(18,869)
Non-cash stock compensation	-	-	-	711,697	-	711,697
Net loss and comprehensive loss	-	-	-	-	(2,394,457)	(2,394,457)

Balance, March 31, 2012	121,062,734	177,051,153	44,271	13,430,209	(111,719,811)	78,805,822

The accompanying notes are an integral part of these interim consolidated financial statements

Ur-Energy Inc.

(an Exploration Stage Company)

Unaudited Interim Consolidated Statements of Cash Flow

(expressed in Canadian dollars)

	Three Months	Three Months	March 22, 2004
	Ended	Ended	Through
	March 31, 2012	March 31, 2011	March 31, 2012
	$	$	$
Cash provided by (used in)
Operating activities
Net loss for the period	(2,394,457)	(4,606,374)	(111,719,811)
Items not affecting cash:
Stock based compensation	711,697	637,238	19,578,264
Depreciation of capital assets	107,922	121,410	2,262,173
Provision for reclamation	-	-	589,632
Write-off of mineral properties	-	-	803,336
Loss on equity investment	31,831	-	342,772
Foreign exchange loss (gain)	385,120	784,197	(305,960)
Gain on sale of assets	(970,320)	-	(2,037,404)
Non-cash exploration costs	-	-	2,726,280
Other loss (income)	(5,625)	51,375	12,248
Change in non-cash working capital items:
Amounts receivable	(8,879)	(7,783)	(13,960)
Prepaid expenses	29,265	(43,546)	(87,195)
Accounts payable and accrued liabilities	(269,430)	270,430	550,809
	(2,382,876)	(2,793,053)	(87,298,816)

Investing activities
Mineral property costs	(244,850)	(108,862)	(14,130,763)
Purchase of short-term investments	(1,537,739)	(2,218,974)	(192,251,829)
Sale of short-term investments	2,586,261	308,471	187,919,861
Decrease (increase) in restricted cash	514,204	1,193,459	(4,022,496)
Funding of equity investment	(1,734)	-	(30,889)
Payments from venture partner	-	-	146,806
Proceeds from sale of property and equipment	-	-	1,127,218
Purchase of capital assets	(448,525)	(426,290)	(6,108,416)
	867,617	(1,252,196)	(27,350,508)

Financing activities
Issuance of common shares and warrants for cash	17,250,000	-	144,306,538
Share issue costs	(926,176)	-	(3,775,050)
Proceeds from exercise of warrants and stock options	15,510	3,156,366	25,461,397
RSUs redeemed for cash in lieu of shares	(18,868)	-	(18,868)
Payment of New Frontiers obligation	-	-	(17,565,125)
	16,320,466	3,156,366	148,408,892

Effects of foreign exchange rate changes on cash	(288,648)	(709,936)	(3,073,530)

Net change in cash and cash equivalents	14,516,559	(1,598,819)	30,686,038
Beginning cash and cash equivalents	16,169,479	28,718,815	-
Ending cash and cash equivalents	30,686,038	27,119,996	30,686,038
Non-cash financing and investing activities:
Common shares issued for properties	-	-	1,164,750
Mineral property acquired in asset exchange	970,320	-	970,320

The accompanying notes are an integral part of these interim consolidated financial statements

Ur-Energy Inc.

(an Exploration Stage Company)

Notes to Unaudited Interim Consolidated Financial Statements

March 31, 2012

(expressed in Canadian dollars)

1.	Nature of operations

Ur-Energy Inc. (the "Company") is an exploration stage junior mining company headquartered in Littleton, Colorado, engaged in the identification, acquisition, exploration, evaluation and development of uranium mineral properties located primarily in the United States with additional exploration interests in Canada. Due to the nature of the uranium mining methods to be used by the Company on the Lost Creek property, and the definition of “mineral reserves” under National Instrument 43-101 (“NI 43-101”), which uses the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards, the Company has not determined whether the properties contain mineral reserves. However, the Company’s February 29, 2012 NI 43-101 Technical Report on Lost Creek, “Preliminary Economic Assessment of the Lost Creek Property, Sweetwater County, Wyoming,” outlines the potential economic viability of the Lost Creek project, which is currently in the permitting process with federal and state regulators. The recoverability of amounts recorded for mineral properties is dependent upon the discovery of economically recoverable resources, the ability of the Company to obtain the necessary financing to develop the properties and upon attaining future profitable production from the properties or sufficient proceeds from disposition of the properties.

2.	Summary of Significant Accounting Policies

Basis of presentation

Ur-Energy Inc. was incorporated on March 22, 2004 under the laws of the Province of Ontario. The Company continued under the Canada Business Corporations Act on August 8, 2006. These financial statements have been prepared by management in accordance with United States generally accepted accounting principles (“US GAAP”) and include all of the assets, liabilities and expenses of the Company and its wholly-owned subsidiaries Ur-Energy USA Inc., NFU Wyoming, LLC, Lost Creek ISR, LLC, NFUR Bootheel, LLC, Hauber Project LLC, NFUR Hauber, LLC, ISL Resources Corporation, ISL Wyoming, Inc. and CBM-Energy Inc. All inter-company balances and transactions have been eliminated upon consolidation. Ur-Energy Inc. and its wholly-owned subsidiaries are collectively referred to herein as the “Company.”

These unaudited interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. The unaudited interim financial statements reflect all normal adjustments which in the opinion of management are necessary for a fair statement of the results for the periods presented. These unaudited interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2011.

3.	Cash and cash equivalents and short-term investments

The Company’s cash and cash equivalents consist of the following:

	As of March 31, 2012	As of December 31, 2011
	$	$

Cash on deposit at banks	354,278	595,982
Money market funds	30,331,760	15,573,497
	30,686,038	16,169,479

The Company’s short-term investments consist of the following:

	As of March 31, 2012	As of December 31, 2011
	$	$

Guaranteed investment certificates	4,879,895	4,925,267
Certificates of deposit	959,343	2,002,256
	5,839,238	6,927,523

Ur-Energy Inc.

(an Exploration Stage Company)

Notes to Unaudited Interim Consolidated Financial Statements

March 31, 2012

(expressed in Canadian dollars)

Cash and cash equivalents and short-term investments bear interest at annual rates ranging from 0.25% to 1.35% and mature at various dates up to February 27, 2013. The instruments with initial maturity over ninety days have been classified as short-term investments.

4.	Restricted cash

The Company’s current restricted cash consists of the following:

	As of	As of
	March 31, 2012	December 31, 2011
	$	$

Guaranteed investment certificate (a)	287,500	287,500
Certificates of deposit (b)	-	514,336

	287,500	801,836

The Company’s non-current restricted cash consists of the following:

	As of	As of
	March 31, 2012	December 31, 2011
	$	$

Money market account (c)	185,734	189,809
Certificates of deposit (c)	3,254,781	3,328,537

	3,440,515	3,518,346

(a)	A guaranteed investment certificate is security for the Company’s credit cards. If the credit card account is cancelled, which can be done at any time, the certificate can either be cashed or will no longer be encumbered.

(b)	In conjunction with a rabbi trust, the Company established an account in accordance with a severance agreement which was subsequently closed when the severance was paid.

(c)	The bonding requirements for reclamation obligations on various properties have been agreed to by the Wyoming Department of Environmental Quality and United States Department of the Interior. The restricted certificates of deposits and money market accounts are pledged as collateral against lines of credit and/or promissory notes underlying lines of credit which are used to secure potential costs of reclamation related to those properties.

Ur-Energy Inc.

(an Exploration Stage Company)

Notes to Unaudited Interim Consolidated Financial Statements

March 31, 2012

(expressed in Canadian dollars)

5.	Mineral properties

The Company’s mineral properties consist of the following:

	USA		Canada	Total

		Other US	Canadian
	Lost Creek	Properties	Properties
	$	$	$	$

Balance, December 31, 2011	12,298,062	19,285,612	523,667	32,107,341

Acquisition costs	-	244,850	-	244,850
Property acquired in asset exchange	-	970,320	-	970,320

Balance, March 31, 2012	12,298,062	20,500,782	523,667	33,322,511

United States

Lost Creek Project

The Company acquired certain Wyoming properties when Ur-Energy USA Inc. entered into the Membership Interest Purchase Agreement (“MIPA”) with New Frontiers Uranium, LLC in 2005.  Under the terms of the MIPA, the Company purchased 100% of NFU Wyoming, LLC.  Assets acquired in this transaction include the Lost Creek Project, other Wyoming properties and development databases.  NFU Wyoming was acquired for aggregate consideration of $24,515,832 (US$20,000,000) plus interest.

At the Lost Creek Project, a royalty on future production of 1.67% of the value of the uranium and any other minerals sold is in place with respect to 20 mining claims; there is a royalty of 5% of the sales price of the uranium on the State of Wyoming section under lease, as required by law, however, no production from the state lease is currently proposed.

Other U.S. Properties

In February 2012, the Company acquired approximately 5,250 acres (2,125 hectares), through an asset exchange for a drilling database on an area not currently being evaluated by the Company.

6.	Capital assets

The Company’s capital assets consist of the following:

	As of March 31, 2012			As of December 31, 2011
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Depreciation	Value	Cost	Depreciation	Value
	$	$	$	$	$	$

Rolling stock	1,922,483	1,542,171	380,312	1,922,483	1,465,362	457,121
Machinery and equipment	296,233	278,660	17,573	296,233	265,578	30,655
Furniture, fixtures and leasehold improvements	76,942	47,928	29,014	74,992	45,880	29,112
Information Technology	600,026	446,355	153,671	566,457	430,372	136,085
Pre-construction costs	3,316,124	-	3,316,124	2,881,336	-	2,881,336

	6,211,808	2,315,114	3,896,694	5,741,501	2,207,192	3,534,309

Ur-Energy Inc.

(an Exploration Stage Company)

Notes to Unaudited Interim Consolidated Financial Statements

March 31, 2012

(expressed in Canadian dollars)

7.	Equity investment

Following its earn-in to the Bootheel Project, in 2009, Crosshair Energy Corporation (“Crosshair”) was required to fund 75% of the Project’s expenditures and the Company the remaining 25%. The Project is now accounted for using the equity accounting method with the Company’s proportionate share of the Project’s loss included in the Statement of Operations from the date of earn-in and the Company’s net investment reflected on the Balance Sheet.

The Company elected to not participate financially in the exploration and operating expenses for the fiscal year ending March 31, 2012 as allowed for in the Project operating agreement. Under the terms of the agreement, if the expenditures for the Project equal or exceed 80% of the approved annual budget and the Company elects not to participate financially, the Company’s interest will be reduced proportionately based on cumulative contribution by each of the parties to the Project. As of March 31, 2012, the Company’s ownership percentage was reduced to 19.2%

8.	Accounts payable and accrued liabilities

Accounts payable and accrued liabilities consist of the following:

	As of	As of
	March 31, 2012	December 31,2011
	$	$

Accounts payable	589,138	307,364
Vacation pay payable	158,801	143,074
Payroll and other taxes	105,225	50,871
Severance payable	-	543,927

	853,164	1,045,236

9.	Asset retirement obligation

The Company has recorded $549,512 for asset retirement obligations (December 31, 2011 – $561,964) which represents an estimate of costs that would be incurred to remediate the Company’s exploration and development properties. The retirement obligations recorded relate entirely to exploration and development drill holes, related monitor wells and site disturbance on the Company's U.S. properties. The non-current restricted cash as discussed in note 4 is related to letters of credit which provide security to the related governmental agencies on these obligations.

10.	Shareholders’ equity and capital stock

Authorized

The Company is authorized to issue an unlimited number of no-par common shares and an unlimited number of Class A preference shares with the rights, privileges and restrictions as determined by the Board of Directors at the time of issuance.

Issuances

On February 23, 2012, the Company completed a private placement of 17,250,000 common shares at $1.00 per share raising gross proceeds of $17,250,000. Total direct share issue costs, including the placement agent’s commission, were $1,000,992.

In February 2012, 16,931 common shares were issued pursuant to the exercise of stock options. In addition, the Company exchanged 120,359 common shares for vested RSUs.

Stock options

In 2005, the Company’s Board of Directors approved the adoption of the Company's stock option plan (the “Option Plan”). Eligible participants under the Option Plan include directors, officers, employees and consultants of the Company. Under the terms of the Option Plan, stock options generally vest with Option Plan participants as follows: 10% at the date of grant; 22% four and one-half months after grant; 22% nine months after grant; 22% thirteen and one-half months after grant; and, the balance of 24% eighteen months after the date of grant.

Ur-Energy Inc.

(an Exploration Stage Company)

Notes to Unaudited Interim Consolidated Financial Statements

March 31, 2012

(expressed in Canadian dollars)

Activity during the three month period with respect to stock options is summarized as follows:

		Weighted-
		average
	Options	exercise price
	#	$

Outstanding, December 31, 2011	6,413,902	1.79
Granted	1,495,625	0.99
Exercised	(16,931)	0.92
Forfeited	(15,978)	1.67

Outstanding, March 31, 2012	7,876,618	1.64

The weighted average grant date fair value was $0.52 for the three months ended March 31, 2012. The exercise price of a new grant is set at the closing price for the stock on the Toronto Stock Exchange (TSX) on the trading day immediately preceding the grant date so there is no intrinsic value as of the date of grant. The total fair value of options vested during the three months ended March 31, 2012 was $0.6 million.

As of March 31, 2012, outstanding stock options are as follows:

	Options outstanding			Options exercisable
Exercise price $	Number of options	Weighted- average remaining contractual life (years)	Aggregate Intrinsic Value $	Number of options	Weighted- average remaining contractual life (years)	Aggregate Intrinsic Value $	Expiry
4.75	30,000	0.1	-	30,000	0.1	-	May 15, 2012
3.67	200,000	0.3	-	200,000	0.3	-	July 15, 2012
3.00	437,500	0.4	-	437,500	0.4	-	August 9, 2012
3.16	50,000	0.5	-	50,000	0.5	-	September 17, 2012
2.98	50,000	0.5	-	50,000	0.5	-	October 5, 2012
4.07	30,000	0.6	-	30,000	0.6	-	November 7, 2012
1.65	695,000	1.1	-	695,000	1.1	-	May 8, 2013
1.72	25,000	1.3	-	25,000	1.3	-	August 6, 2013
0.71	452,447	1.9	230,748	452,447	1.9	230,748	February 9, 2014
0.90	824,430	2.4	263,818	824,430	2.4	263,818	September 2, 2014
0.81	575,653	2.9	236,018	575,653	2.9	236,018	March 5, 2015
2.87	1,353,367	3.8	-	1,090,745	3.8	-	January 28, 2016
1.57	645,000	4.3	-	206,400	4.3	-	July 7, 2016
1.17	815,508	4.4	40,775	261,951	4.4	13,098	September 9, 2016
1.16	200,000	4.6	12,000	64,000	4.6	3,840	October 24, 2016
0.91	1,192,713	4.8	369,741	119,562	4.8	37,064	January 12, 2017
1.39	200,000	4.8	-	20,000	4.8	-	February 1, 2017
1.18	100,000	4.9	4,000	10,000	4.9	400	March 1, 2017
1.64	7,876,618	3.2	1,157,100	5,142,688	2.5	784,986

The aggregate intrinsic value of the options in the preceding table represents the total pre-tax intrinsic value for stock options with an exercise price less than the Company’s TSX closing stock price of $1.22 as of the last trading day in the period ended March 31, 2012, that would have been received by the option holders had they exercised their options as of that date. The total number of in-the-money stock options outstanding as of March 31, 2012 was 4,160,751. The total number of in-the-money stock options exercisable as of March 31, 2012 was 2,308,043.

Ur-Energy Inc.

(an Exploration Stage Company)

Notes to Unaudited Interim Consolidated Financial Statements

March 31, 2012

(expressed in Canadian dollars)

Restricted Share Units (“RSUs”)

On June 24, 2010, the Company’s shareholders approved the adoption of the Company’s restricted share unit plan (the “RSU Plan”). Eligible participants under the RSU Plan include directors and employees of the Company. Under the terms of the RSU Plan, RSUs vest with participants as follows: 50% on the first anniversary of the date of the grant and 50% on the second anniversary of the date of the grant.

Activity during the three month period with respect to RSUs is summarized as follows:

	RSUs	Weighted Average Grant Date Fair Value
	#	$
Unvested, December 31, 2011	276,365	2.87
Granted	298,912	0.91
Vested and redeemed	(136,789)	2.87
Forfeited	(3,610)	2.43

Unvested, March 31, 2012	434,878	1.53

As of March 31, 2012, outstanding RSUs are as follows:

		Weighted-
		average
	Number of	remaining	Aggregate
	unvested	amortization	Value
Grant Date	options	life (years)	$

January 28, 2011	135,966	0.83	165,879
January 12, 2012	298,912	1.29	364,673

	434,878	1.17	530,552

Upon vesting, the holder of an RSU will receive one common share, for no additional consideration, for each RSU held.

Share-Based Compensation Expense

Stock-based compensation expense was $0.7 million and $0.6 million for the three months ended March 31, 2012 and 2011, respectively.

As of March 31, 2012, there was approximately $1.5 million of total unrecognized compensation expense (net of estimated pre-vesting forfeitures) related to unvested share-based compensation arrangements granted under the Option Plan and $0.5 million under the RSU Plan. The expenses are expected to be recognized over a weighted-average period of 0.9 years and 1.17 years, respectively.

Cash received from stock options exercised during the three months ended March 31, 2012 and 2011 was less than $0.1 million and $3.2 million, respectively.

Fair Value Calculations

The fair value of options granted during the three months ended March 31, 2012 and 2011 was determined using the Black-Scholes option pricing model with the following assumptions:

Ur-Energy Inc.

(an Exploration Stage Company)

Notes to Unaudited Interim Consolidated Financial Statements

March 31, 2012

(expressed in Canadian dollars)

	2011	2010

Expected option life (years)	3.29-3.30	3.24-3.26
Expected volatility	73-78%	79-81%
Risk-free interest rate	1.0-1.3%	1.4-1.9%
Forfeiture rate	4.7-4.8%	4.4-5.1%
Expected dividend rate	0%	0%

 The Company estimates expected volatility using daily historical trading data of the Company’s common shares, because this method is recognized as a valid method used to predict future volatility. The risk-free interest rates are determined by reference to Canadian Treasury Note constant maturities that approximate the expected option term. The Company has never paid dividends and currently has no plans to do so.

Share-based compensation expense is recognized net of estimated pre-vesting forfeitures, which results in recognition of expense on options that are ultimately expected to vest over the expected option term. Forfeitures were estimated using actual historical forfeiture experience.

Although the estimated fair values of stock options are determined as outlined above, these estimates are based on assumptions regarding a number of complex and subjective variables, including the Company’s stock price volatility over the expected terms of the awards, estimates of the expected option terms, including actual and expected option exercise behaviors and estimates of pre-vesting forfeitures. Changes in any of these assumptions could materially affect the estimated value of stock options and, therefore the valuation methods used may not provide the same measure of fair value observed in a willing buyer/willing seller market transaction.

The fair value used for the RSUs issued in January 2012 and 2011 was $0.91 and $2.87, respectively, per unit which was the closing price of the stock on the TSX as of the trading day immediately preceding the grant date.

11.	Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, short-term investments, marketable securities, amounts receivable, restricted cash and accounts payable and accrued liabilities. The Company is exposed to risks related to changes in foreign currency exchange rates, interest rates and management of cash and cash equivalents and short-term investments. See the table in note 3 for the composition of the Company’s cash and cash equivalents.

Credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, short-term investments and restricted cash. These assets consist of Canadian dollar and U.S. dollar denominated guaranteed investment certificates, certificates of deposits, money market accounts and demand deposits. They bear interest at annual rates ranging from 0.25% to 1.35% and mature at various dates up to August 14, 2013. These instruments are maintained at financial institutions in Canada and the United States. Of the amount held on deposit, approximately $0.7 million is covered by either the Canada Deposit Insurance Corporation or the United States Federal Deposit Insurance Corporation. Approximately $39.6 million is therefore at risk at March 31, 2012 should the financial institutions with which these amounts are invested be rendered insolvent. The Company does not consider any of its financial assets to be impaired as of March 31, 2012.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.

The Company manages liquidity risk through regular cash flow forecasting of cash requirements to fund its exploration and development projects and operating costs.

As at March 31, 2012, the Company’s financial liabilities consisted of trade accounts payable and accrued trade and payroll liabilities of $0.9 million all of which are due within normal trade terms of generally 30 to 60 days.

Ur-Energy Inc.

(an Exploration Stage Company)

Notes to Unaudited Interim Consolidated Financial Statements

March 31, 2012

(expressed in Canadian dollars)

Market risk

Market risk is the risk to the Company of adverse financial impact due to changes in the fair value or future cash flows of financial instruments as a result of fluctuations in interest rates and foreign currency exchange rates. Market risk arises as a result of the Company incurring a significant portion of its expenditures and a significant portion of its cash equivalents and short-term investments in U.S. dollars, and holding cash equivalents and short-term investments which earn interest.

Interest rate risk

Financial instruments that expose the Company to interest rate risk are its cash equivalents, short-term investments and restricted cash. The Company’s objectives for managing its cash and cash equivalents are to maintain sufficient funds on hand at all times to meet day to day requirements and to place any amounts which are considered in excess of day to day requirements on short-term deposit with the Company's financial institutions so that they earn interest. When placing amounts of cash and cash equivalents on short-term deposit, the Company only uses financial institutions chosen by the Company for financial stability (measured by independent rating services and reviews of the entity’s financial statements, where appropriate) and approved by the Treasury and Investment Committee of the Board of Directors.

Currency risk

The Company incurs expenses and expenditures in Canada and the United States and is exposed to risk from changes in foreign currency rates. In addition, the Company holds financial assets and liabilities in Canadian and U.S. dollars. The Company does not utilize any financial instruments or cash management policies to mitigate the risks arising from changes in foreign currency rates.

At March 31, 2012, the Company had cash and cash equivalents, short-term investments and restricted cash of approximately US$16.0 million (US$18.9 million as at December 31, 2011) and had accounts payable and accrued liabilities of US$1.0 million (US$0.9 million as at December 31, 2011) which were denominated in U.S. dollars.

Sensitivity analysis

The Company has completed a sensitivity analysis to estimate the impact that a change in foreign exchange rates would have on the net loss of the Company, based on the Company’s net US dollar denominated assets and liabilities at period end. This sensitivity analysis assumes that changes in market interest rates do not cause a change in foreign exchange rates. This sensitivity analysis shows that a change of +/- 10% in US dollar foreign exchange rate would have a +/- $1.5 million impact on net loss for the three months ended March 31, 2012. This impact is primarily as a result of the Company having cash and investment balances denominated in US dollars and US dollar denominated trade payables. The financial position of the Company may vary at the time that a change in exchange rates occurs causing the impact on the Company’s results to differ from that shown above.

The Company has also completed a sensitivity analysis to estimate the impact that a change in interest rates would have on the net loss of the Company. This sensitivity analysis assumes that changes in market foreign exchange rates do not cause a change in interest rates. This sensitivity analysis shows that a change of +/- 100 basis points in interest rate would have a +/- $0.1 million impact on net loss for the three months ended March 31, 2012. The Company’s average interest rate for the period was 0.76% which is less than 100 basis points. This impact is primarily as a result of the Company having cash and short-term investments invested in interest bearing accounts. The financial position of the Company may vary at the time that a change in interest rates occurs causing the impact on the Company’s results to differ from that shown above.

12.	Commitments

Rent expense under lease agreements was $0.1 million and $0.1 million for the three months ended March 31, 2012 and 2011, respectively.

Purchase orders totaling US$3.7 million have been issued for ion exchange columns and other process equipment. Payments of US$1.6 million have been made to date on these purchase orders. These payments are reflected in pre-construction costs which are included in capital assets (note 6).

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